UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

REMUNERATION POLICY

1.                                     PROCEDURES USED FOR THE ADOPTION AND IMPLEMENTATION OF THE REMUNERATION POLICY

1.1                              Process for the preparation and approval of the Remuneration Policy

1.                                     The Remuneration Policy, which is submitted for approval to the Board of Directors by the Human Resources Committee, is the result of a structured process that, consistent with the regulatory direction and suggestions contained in the Code of Conduct, covers the following corporate bodies and functions: General Meeting of Stockholders, Board of Directors, Human Resources Committee and Human Resources Department.

2.                                     The Human Resources Committee, based on its powers, submits proposals to the Board of Directors on the structure and contents of the Remuneration Policy and, together with the entire Board, monitors the proper implementation of the Remuneration Policy with the support of specific corporate functions.

3.                                     Once the Board of Directors has examined and approved the Remuneration Policy it is submitted to an advisory vote at the General Meeting of Stockholders.

4.                                     The guidance set forth in the Remuneration Policy, initially devised in 2012 with the involvement of consulting company Hay Group Italia, an independent expert, were subsequently developed and refined through updates and revisions made over time by the Board of Directors, upon the recommendations of the Human Resources Committee.

5.                                     The Remuneration Policy is defined and revised based on, among other things, customary procedures and market remuneration levels, experience from application of Luxottica’s Remuneration Policy in prior years, regulatory provisions and CONSOB guidance and recommendations from the Code of Conduct on remuneration in force from time to time which are constantly analyzed, monitored and evaluated.

1.2                              The Governance of the Company and the Remuneration Policy

1.2.1                    The Organizational System

1.                                     The Group has adopted an organizational system aimed at ensuring consistency and transparency in relation to its remuneration policy, which is based on guidance, coordination and competitive alignment led chiefly by the Group’s Human Resources Department. The existing model aims at guaranteeing appropriate control over standard remuneration practices throughout the entire Group, ensuring that informed decisions are made timely and at the appropriate level of the organization.

2.                                     In order to fairly and consistently acknowledge the responsibilities assigned to, as well as the results obtained by, all relevant individuals and to foster actions and conduct in line with the corporate culture, decisions on remuneration for directors who are also employees of the Company or the Group, executives with strategic responsibilities and Senior Managers are controlled by specific bodies and functions of the parent company; however, regional and local Human Resources Departments, where present, are responsible for the proper application of the Remuneration Policy at the local level, yet in full compliance with centrally defined remuneration plans and programs, with a focus on ensuring consistency, transparency and sustainability.

RESPONSIBILITY	AREA CONCERNED		BENEFICIARIES

Corporate	•	Fixed remuneration	•	Directors who are employees
	•	Variable remuneration	•	Other executives with strategic responsibilities
	•	Long-term incentives	•	Senior managers

Regions / Business	•	Fixed remuneration	•	Other managers
	•	Variable remuneration	•	Employees of regional and local organizations
	•	Benefits

1.2.2                    The Human Resources Committee

1.                                     The Board of Directors established the Human Resources Committee in 2004, in accordance with the recommendations of the Code of Conduct.

2.                                     The members of the Human Resources Committee currently in office are independent directors Claudio Costamagna (Chairman), Anna Puccio and Marco Mangiagalli. Director Roger Abravanel resigned from his office as director on October 13, 2014. Mr. Mangiagalli was then appointed to the Committee on October 22, 2014.

3.                                     The Chairman Claudio Costamagna has specific and adequate expertise on financial matters, which was evaluated by the Board of Directors at the time he was appointed, in compliance with the requirements set forth in the Code of Conduct.

4.                                     The Human Resources Committee consults, provides advice and recommendations along with supervisory functions, in particular with respect to the following:

•                  making recommendations to the Board of Directors for the definition of the remuneration policy applicable to directors and executives with strategic responsibilities;

•                  regularly assessing the adequacy, overall consistency and actual application of the Remuneration Policy;

•                  making recommendations or providing opinions to the Board of Directors on the remuneration of the Managing Directors and other directors holding particular positions;

•                  defining the target market in which to assess the competitiveness of the remuneration of the directors, executives with strategic responsibilities and management;

•                  assessing the target positioning of the Company with regard to all remuneration components (base salary, monetary incentive systems, non-monetary remuneration) and the best mix of these components;

•                  reviewing the remuneration of the directors, executives with strategic responsibilities and the management, the criteria for the composition of the board of directors of significant subsidiaries and supervising their application;

•                  assessing proposals for the introduction of short and long-term monetary and equity incentive plans to be submitted to the Board of Directors for approval;

•                  identifying the performance indicators necessary for guaranteeing the consistency of the amount and the reward systems; additionally, monitoring the application of the decisions made by the Board of Directors, confirming, in particular, that performance objectives have been reached; and

•                  reviewing the performance objectives applicable to both short-term and long-term incentive plans, as well as the results achieved, and submitting them to the Board of Directors for approval.

5.                                     Furthermore, the Committee reviews and approves the Human Resources Management and Development objectives and strategies and reviews the results achieved. In particular, the Committee:

•                  assesses the results of internal surveys on the organizational environment and external surveys on the Company’s reputation;

•                  reviews the organizational requirements of the Company and actions taken to effectively assign key positions (known as succession plans); makes inquiries for the preparation and revision of succession plans adopted by Board of Directors;

•                  assesses the results of the initiatives aimed at increasing the value of the key resources of the organization;

•                  assesses the effectiveness of strategic partnerships set up by the Company with universities and business schools as well as more general initiatives taken with regard to the labor market; and

•                  assesses the effectiveness of internal communication initiatives.

6.                                     The Human Resources Committee is granted access to Company information and functions deemed necessary for the performance of its responsibilities and may also make use of external consultants and independent advisors in the performance of its duties, after assessing these are not in situations that may jeopardize the Committee’s fully independent judgment.

7.                                     The Committee has its own regulations and all Committee decisions are required to be adopted by a favorable vote of an absolute majority of its members who can express their vote also through means of telecommunication if they are not attending meetings in person. The Chairman of the Board of Statutory Auditors is invited to meetings of the Committee; the other statutory auditors may also attend. The minutes of Committee meetings are duly recorded by a Group Human Resources Officer, who acts as the Secretary of the Committee. The Committee meets whenever the Chairman deems it necessary or upon the request of another Committee member, usually on the dates provided for by the annual schedule of the meetings approved by the Committee. If the Committee deems it appropriate, executives of the Company are invited to participate so that relevant topics can be discussed in detail.

8.                                     The meetings of the Committee are called by notice and upon order of the Chairman of the Human Resources Committee which notice is also delivered by the Secretary.

9.                                     No Director shall take part in the meetings of the Human Resources Committee where proposals are discussed concerning his/her individual remuneration.

10.                              When the Board of Directors approved the Procedure for Related Parties, it granted the Human Resources Committee the power to review transactions with related parties which is limited to resolutions concerning the granting of remuneration and financial benefits to the members of management and control bodies and to other executives with strategic responsibilities.

1.2.3                    The Board of Directors

1.                                     Without prejudice to the functions of the Human Resources Committee, the Board of Directors is responsible for: (i) approving the remuneration of directors performing special duties pursuant to article 2389, paragraph 3, of the Italian Civil Code; (ii) allocating the aggregate remuneration fixed for the Directors at the Shareholders’ Meeting, in the event this was not determined by the shareholders; and (iii) reviewing the incentive plans to be submitted for approval at the Shareholders’ Meeting and the allocation of benefits thereunder annually, normally at the Shareholders’ Meeting after approval of the financial statements.

2.                                     Moreover, with the assistance of the Human Resources Committee, the Board of Directors confirms that the Remuneration Policy has been implemented correctly.

2.                                     PURPOSES AND PRINCIPLES OF THE REMUNERATION POLICY

1.                                     The Company’s Remuneration Policy is based on a “pay for performance” principle, proactively promoting the establishment of an actual and verifiable link between an individual’s remuneration and performance - both individual and of the Group - with the purpose of:

(a)                                aligning management’s interests with the medium and long-term interests of shareholders and other stakeholders, assessing the performance not only on an annual basis, but over a longer time frame;

(b)                                increasing the value of the Company on a sustainable basis by helping to implement both Luxottica’s and the Group’s strategy and objectives over time, creating long-term value for stakeholders and strengthening Luxottica’s corporate reputation; and

(c)                                 drawing upon and motivating qualified professionals to pursue the objectives of both Luxottica and the Group and to retain these resources.

2.                                     In particular, the principles which form the basis of decision making regarding remuneration are:

(a)                                closely correlating remuneration opportunities to actual results of the organization, both on an individual and general basis and reflecting and measuring the impact of individual performance on the creation of value for Luxottica and the Group; and

(b)                                developing a global package of remuneration options, which demonstrates the capacity to draw and retain key and deserving talent both within the current organization and in the future, applying principles of equal opportunity, enhancement of individual knowledge and professional skills, equity and nondiscrimination as provided for by the Group’s Code of Ethics.

3.                                     Global remuneration includes a balance of monetary components (both fixed and variable) and non-monetary components (direct and deferred) which guarantees that compensation packages move over time alongside sustainable profitability levels.

4.                                     The Remuneration Policy is consistent with the risk management policy of the Group. The full alignment of the Group’s remuneration policies to the applicable regulatory framework and best practices, as well as compliance with the corporate values of transparency and responsibility, are key to compliance with the interests of shareholders and also of other stakeholders.  It also leads to the continuous strengthening of the Group’s reputation and the avoidance of conflicts of interest. Adopting a Group remuneration strategy that is based on the pay-for-performance principle (a direct relationship between remuneration and results achieved) supports the view that remuneration awarded is not only fair, appropriate and motivational, but its ultimate purpose leads to medium and long-term value creation for stakeholders, preserving both economic and social sustainability.

3.                                     REMUNERATION COMPONENTS

3.1                              Identification of the pay-mix

1.                                     The remuneration available for executive directors (who are also employees of the Company or Group), general managers and executives with strategic responsibilities is comprised of (i) a fixed part (see para. 3.2 below); (ii) a short-term variable part (see para. 3.3 below); and (iii) a potential medium and long-term variable component (see para. 3.4 below).

2.                                     The guidelines for the composition of the fixed and variable elements of the remuneration package are defined by Human Resources management based on each segment of the employee population.

3.                                     With specific reference to executive directors who are also Company employees, general managers and executives with strategic responsibilities, the Human Resources Committee defines at the Group level the pay-mix structure, determining its composition in terms of fixed and variable components, consistently benchmarking against market trends and internal analysis.

4.                                     Set forth below are the principles on which remuneration packages are based for executive directors who are also Company employees and executives with strategic responsibilities:

(a)                                balancing fixed and variable components of the remuneration package based on the Company’s strategic objectives and its risk management policy, in addition to the creation of long-term value for stakeholders and sustainable growth. The variable component normally prevails over the fixed portion and, in turn, within the variable remuneration, long-term incentives are more commonly utilized than short-term incentives in order to support ongoing corporate results over time; and

(b)                                in respect of the variable component of the remuneration package:

•                  establishing a proportionate weighting between short-term and long-term variable remuneration, in order to align the actions of executive directors who are also the Company’s employees and executives with strategic responsibilities with long-term business objectives and shareholders’ interests. As a result, performance assessment parameters linked to profitability and sustainable growth are preferred.

•                  tying the payment of remuneration:

(i)             to performance objectives that must be predetermined, measurable and linked to the creation of value for shareholders in the medium and long term. In particular, with respect to qualitative objectives these objectives must be accompanied by an ex-ante indication of the objective parameters to be considered during final consolidation of financial results, indicating the expected financial results and the assessor. Each step of the entire process must be documented; and

(ii)          to achievement of a threshold value of performance objectives, to be established ex-ante;

•                  establishing maximum limits for the payout of variable components of remuneration, that cannot be higher than 200% of fixed remuneration;

•                  providing a vesting period for the long-term variable component (see para. 3.4 below);

(c)                                 supplementing the remuneration package with an adequate offer of benefits, based on market standard practices;

(d)                                minimizing the use of indemnities or other compensation to be stipulated ex-ante in the event of resignation, removal from a position, dismissal or termination of employment, except for the competent boards’ power to authorize agreements in this regard in connection with specific cases; and

(e)                                 monitoring and analyzing standard remuneration procedures and best practices implemented in the reference market with the objective of ensuring a total remuneration package that is both as competitive as possible and market aligned.

3.2                              Fixed remuneration

The fixed remuneration component is correlated to the significance of the position and therefore linked to professional specialization, skills required, department covered, related responsibilities and performance achieved over time. The Company consistently monitors market practice with respect to the components of fixed remuneration, in order to align itself with best practices and also verifies that remuneration levels are being consistently applied across the Group. In most cases, the fixed remuneration component is determined on hiring and, afterwards, any merit increase for the same position can only be applied to performance which is aligned with expectations. Executives with strategic responsibilities are also awarded a per diem allowance in the home country territory and abroad, in line with the provisions of the governing agreement applicable to executives and the Company’s other complementary agreements.

3.3                              Variable remuneration: Management by Objectives (“MBO”)

1.                                     The variable remuneration component is aimed at rewarding results achieved by establishing a direct connection between remuneration and short-term performance, consistent with sustainable growth and a risk management policy suitable for guaranteeing the creation of value for stakeholders in the long term.

2.                                     To strengthen the alignment between management’s/employees’ interests with those of shareholders and other stakeholders, the performance measurement is based on the actual results achieved by the Company or Group as a whole, the reference business unit and, of course, the individual.

3.                                     The main instrument used in connection with variable remuneration is the Management by Objectives system (“MBO”), which is primarily, however not exclusively, used for Group management and which over time has become the sole formalized short-term incentive method. Annual incentives reward the achievement of quantitative and qualitative performance objectives and usually a variable bonus is paid in connection with them.

4.                                     The so-called “Key Performance Indicators,” as well as the relevant associated performance objectives, are reviewed on a yearly basis by the Human Resources Department and assisted by the Financial Controlling Department, and submitted to the Human Resources Committee for consultation. These objectives are always defined using objective and measurable parameters, devised in such a way as to neutralize elements or events that may have distorting effects on the incentive system, for instance extraordinary components that may skew to short-term results rather than long-term interests.

5.                                     In particular, performance objectives can be linked both to business managerial targets (processes/projects) as well as to organizational development targets (skills, abilities). In any case, the assigned objectives must be:

•                                specific: the goal of each objective that is to be attained must be clearly and factually stated and the expected results must also be identified;

•                                measurable: the expected results are calculated through easily understandable indicators that are based on factual evidence;

•                                results-oriented: objectives must be defined with reference to the Company’s and Group’s general strategy and long-term objectives; and

•                                time specific: intermediate steps and deadlines must be clearly and precisely defined.

6.                                     In many cases, the parameters that can be used focus on the Group’s economic/financial and operating performance in terms of profitability, efficiency, creation of value and sustainability; for example:

(a)                                Consolidated Earnings per Share (EPS): a metric derived from the Group’s consolidated financial statements and equal to the net profit resulting from the relevant financial statements divided by the average number of the Company’s outstanding shares;

(b)                                Free Cash Flow: that is the difference between the monetary cash flow generated by operations and the outgoing cash flows for investments. This metric represents the measure of the Group’s self-financing capacity;

(c)                                 Net Sales: that is the growth of the net turnover absolute value;

(d)                                Comp Store Sales: a typical business retail indicator, which measures the like-for-like growth in net sales applying constant foreign exchange rates;

(e)                                 DOP — Divisional Operating Profit and OI — Operating Income: both metrics are measures of profitability, for the wholesale business and the retail business respectively, and are calculated considering the Group’s operations only, that is including interest, taxes, depreciation and amortization on tangible and intangible assets;

(f)                                  G&A Expenses vs. Budget, a suitable metric for guaranteeing ongoing efficiency enhancement and continuous monitoring of the so-called general and administrative operating expenses, that is expenses not directly related to industrial production costs or sales costs.

These parameters can be used either individually or as a part of a mix, which can also vary for different managers according to individual roles and responsibilities.

It is also possible that, when defining performance objectives, specific function-related objectives are used (mostly in connection with the above-mentioned parameters) as well as qualitative objectives linked to specific individual performance parameters, based on the specific characteristics of the various positions; this in order to best align the characteristics of the MBO plan with the features and needs of the different functions in the Company and the Group.

7.                                     Currently, the main performance objective used, which is applied to all executive positions, is consolidated EPS, which can be supplemented with financial and/or business indicators, and also specific function-related objectives.

8.                                     When assessing the achievement levels of performance objectives, based on the recommendation of the Human Resources Committee’s, restructuring costs from acquisitions if they are not budgeted, costs of reorganization and extraordinary transactions unrelated to operations are neutralized.

9.                                     Evaluating the performance and communicating achievement levels of assigned objectives is an ongoing process marked by three key dates over twelve months:

(a)                                definition and communication of the objectives for the year, typically by March of the reference year;

(b)                                interim performance assessment (typically, mid-reference year), to measure the achievement level of results in the first half of the year and take any corrective actions;

(c)                                 final performance assessment and communication of the achievement level of assigned objectives (typically, by February of the next year). Objectives are examined by the Human Resources Committee and then shared with the Board of Directors.

10.                              The payment of variable remuneration is subject to the achievement of a threshold of a pre-established performance target (typically a financial measure) or otherwise measurable through factual and objective data to be established ex-ante, and a cap to the achievable payout of the variable component of the remuneration is also provided. This cap varies according to the role played by the individual in the Company and the Group, relevant responsibilities and the reference market. The variable remuneration target values for management may vary from 30% to 100% of applicable fixed remuneration. The pay-out ceiling can range from 45% to 200% of the above-mentioned target values. It is also pointed out that changes in roles and responsibilities can lead to a change in applicable target percentages.

11.                              At the end of each fiscal year, the Group Human Resources Department checks the achievement levels of assigned objectives based on final annual results with the help of the Financial Controlling Department. The variable remuneration levels to be paid, taking into consideration minimum targets and any applicable pay-out ceiling, is normally determined by linear interpolation, in order to have a proportional and real-time increase or decrease of the variable remuneration actually paid according to the achievement level of the assigned objective.

12.                              When defining MBO plans, the Board of Directors can evaluate the introduction of methods to defer the payment of the variable remuneration component, where this is deemed suitable because of the role played by certain key figures and their relevant responsibilities, and upon the recommendation of the Human Resource Committee.

13.                              Currently, the variable remuneration component awarded based on MBO plans is paid the year after the reference year, after taking into account final annual results in order to measure the achievement level of performance objectives and, then, to determine the variable remuneration level to be given to each beneficiary. Current MBO plans, therefore, do not include mechanisms to defer the variable remuneration component over several years. This conclusion has been reached based on the following primary considerations:

(a)                                on the one hand, it has been determined that MBO plans already include suitable mechanisms, considering the segment of the population involved, for aligning the beneficiaries’ objectives and the medium- and long-term interests of shareholders and other stakeholders. This is achieved by defining performance objectives based on current operations and by neutralizing extraordinary components that might skew towards short-term results. Additionally, identifying a single performance objective (currently, consolidated EPS) that is to be used for all executive positions, regardless of seniority, geography, segment and channel, acts as the basic measure for awarding short-term and medium- long-term incentives. This way, matching of interests and strategies among the various population segments is promoted in a longer-term time frame;

(b)                                on the other hand, it has been determined that applying specific deferral mechanisms is particularly meaningful for the strategically most important senior managers, for whom other ad hoc retention mechanisms are also applied.

14.                              When defining MBO plans, the Board of Directors can also evaluate the introduction of mechanisms, or the closing of contractual agreements, which specify and regulate the Company’s right to claw back, in full or in part, variable remuneration components that were determined based on data that have proved to be clearly erroneous. To date, considering the general remedies of law the Company might use in this regard, it has been determined that it is not necessary to specify ad hoc mechanisms in MBO plans or to obtain specific undertakings from beneficiaries. Nevertheless, commencing in fiscal year 2015, specific clawback mechanisms will be introduced regarding variable remuneration components paid to directors who are employees of the Company and to other executives with strategic responsibilities.

15.                              The incentive remuneration components for the Internal Audit Director are consistent with the tasks assigned to him. In particular, specific quality parameters are used and their definition and assessment entrusted with the Control and Risk Committee, in order to guarantee full independence and prevent potential conflicts of interest with respect to this position. Moreover, the executive responsible for preparing corporate accounting documents does not receive any additional payment for this specific responsibility as he receives specific remuneration as the Group’s Chief Financial Officer.

3.4                              Variable Remuneration: Long-Term Incentives (“LTI”)

1.                                     Variable remuneration also has a long-term component which is mainly aimed at directing the actions of management towards achieving business objectives and retaining Group key personnel.

2.                                     Long-Term Incentives (“LTI”) are comprised of compensation plans based on financial instruments, whose objective is aligning the interests of beneficiaries, shareholders and other stakeholders, remunerating the creation of long-term value. In particular, the Company typically adopts the following from among different types of possible remuneration plans:

(a)                                Performance Shares Plan (a stock grant plan) granting Units, that are the rights to receive Luxottica shares based on reaching identified performance objectives; and

(b)                                Stock Option Plans granting option rights for the subsequent subscription of Luxottica shares.

Details about Luxottica’s current plans are described in related documentation published as required by law.

3.                                     The grant of a Long Term Incentive plan recognizes the organizational role in the Company or subsidiaries of the Group held by the beneficiaries, individual performance results achieved by beneficiaries in the previous year and the potential for professional growth within the Group in the medium-long term. The grant of rights is subject to the evaluation of: (i) the ability of the individual to contribute to the development of the Company and the Group; (ii) the professional competence and the role held in the

Company’s organizational structure; (iii) the level of his/her entire compensation package; and (iv) specific retention needs.

4.                                     The Internal Audit Director is not included in financial instruments-based long-term incentive plans, whether they are Stock Option Plans or Performance Shares Plans, and is included in a long-term incentive plan based on monetary bonuses, which are spread over a three-year period and are not linked to business results.

5.                                     In any case, in order to guarantee adequate retention and proper alignment with the medium and long-term objectives of the Company, the Group, the shareholders and the other stakeholders, the LTI system provides that variable remuneration is only paid to beneficiaries after a suitable vesting period (normally, at least three years). More precisely, shares are always assigned a certain vesting period after the assignment of the units or option rights.

6.                                     At the beginning of each incentive plan, the Human Resources Committee, assisted by the Human Resources Department, submits the performance indicators and objectives for the plan under examination for approval by the Board of Directors.

7.                                     The identification of beneficiaries and the assignment of rights in long-term incentive plans normally occur on a yearly basis and as a rule are approved by the Board of Directors after its approval of the financial statements.

8.                                     When defining LTI plans, from time to time the Board of Directors may apply to all or some beneficiaries:

(a)                                the prohibition on transferring the shares assigned to them for a predetermined period of time; and/or

(b)                                deferred payments systems; and/or

(c)                                 ex post adjustment methods.

9.                                     On April 29, 2013, the Ordinary Meeting of Stockholders approved the “Performance Shares Plan 2013-2017.” This plan provides that beneficiaries, selected by the Board of Directors from among the employees of the Company and the Group, will be granted rights (“Units”) for the free-of-charge assignment of Luxottica shares, provided that, consolidated EPS targets defined by the Board of Directors are cumulatively reached over a three-year reference period. In case of failure to reach the minimum target levels of performance objectives, the beneficiary will accrue no right to be assigned any shares. If, instead, targets were exceeded (so-called over-performance) a cap of 120% of the fixed target would apply. According to the Performance Shares Plan 2013-2017, the Board of Directors is allowed, from time to time, to restrict all or some of the beneficiaries from selling a portion of the assigned shares for a pre-determined period. This share retention mechanism has not been applied to date, and no deferred payment mechanisms are planned. In fact, we believe this plan already includes suitable retention and medium- to long-term interest alignment measures, since it provides for three-year vesting for the assignment of shares and a method to calculate the consolidated EPS (matching the provisions of par. 3.3 above), which neutralizes extraordinary income components that may skew towards short-term results. The introduction of a share retention mechanism on Performance Shares Plans that are granted to Directors who are employees of the Company and other executives with strategic responsibilities, will however be evaluated by the Board of Directors on the occasion of the next grant of rights.

10.                              In cases not specifically regulated by 2013 — 2017 Plan Regulations, such as with respect to extraordinary changes to the company’s capital (for example, mergers, splits, reduction of capital for losses due to cancelation of shares, legislative or regulatory changes or other events, including the modification of the accounting principles used to prepare the balance sheet) that may influence the EPS target and/or the plan, the board of directors, in its discretion and within the limits allowed by the laws in force from time to time, will evaluate and, if appropriate, adopt any amendments and additions to the plan regulations and/or to the units granted, including, for example, to the EPS target or the shares that can be assigned, which is deemed necessary or appropriate to maintain the essential and economic criteria of the plan. No additional ex post adjustment methods are currently in place.

11.                              Existing Stock Option Plans (in this connection, it is pointed out that the last Stock Option Plan was awarded by the Company in 2012): (a) generally provide for a suitable vesting period after which options may be exercised (not shorter than three years) and (b) the exercise of options may also depend on the achievement of specific performance objectives defined according to the mid- and long-term objectives of the Company and the Group (such as consolidated EPS or Earnings per Share).

3.5                              Benefits and insurance coverage (i.e. social security or pension schemes), in addition to compulsory coverage

With the objective of providing a global remuneration package that is as competitive and aligned with the best practice available in the local markets, the remuneration package for executive managers, general managers, other executives with strategic responsibilities and senior managers is supplemented by fringe benefits (for instance, company cars), with the purpose of supplementing the remuneration package with components in kind consistent with the beneficiary’s status, as well as complementary insurance policies (for instance, integrative health insurance), whose aim is protecting the beneficiary’s well-being in a broad sense, a so-called perquisite. In addition to life insurance coverage and coverage against extra professional accidents as provided for by the National Collective Labor Agreement, the registration in an integrative fund for the reimbursement of health expenses is offered, in addition to the fund provided for by the National Collective Labor Agreement. Additional fringe benefits, such as housing and schooling may be provided in connection with specific roles, particularly in connection with assignments abroad.

It is pointed out that non-monetary benefits are paid internationally according to market practice and in compliance with applicable local regulations in force from time to time.

In line with best practice, an insurance policy has been obtained that covers civil liability of corporate boards (including the Board of Directors), General Managers, executives with strategic responsibilities, senior managers and other managers (the so-called D&O — Directors & Officers Liability Policy). This policy is in order to hold the above-mentioned parties harmless from any liabilities for damages resulting from the exercise of their respective functions (excluding in the case of fraud and serious fault).

3.6                              Compensation in the event of resignation, dismissal or termination of the employment relationship

1.                                     The Company may agree on special treatment with respect to the termination of office or employment for individual executive directors employed by the Company, or general managers or other executives with strategic responsibilities, if it is deemed appropriate in order to attract and retain particular professional resources, and also in connection with the important role played in the Company’s and/or the Group’s structure.

2.                                     Any agreement must be prepared in accordance with reference benchmarks on the subject and within the limits defined by case law and standard practices in the country in which the agreement is entered into.

3.7                              Non-competition agreements and prohibition of write-offs

1.                                     The Group provides for the possibility of entering into non-competition agreements or non-solicitation agreements against employees, collaborators and customers of the Company or other subsidiaries of the Group with directors, general managers, executives with strategic responsibilities and senior managers at the end of their mandate or employment.

2.                                     In accordance with case law and standard practice, these agreements may provide for payment of compensation proportional to the Gross Annual Income (“GAI”), related to the duration and the extent of the restriction imposed by the agreement itself.

3.                                     The non-competition obligation refers to the product sector in which the Group operates at the time of entering into the agreement as well as geographic limits; the extent of the obligation also will vary depending on the position held by the individual at the time the employment relationship is terminated.

4.                                     It is pointed out that non-solicitation agreements are limited in time, typically 24 months.

3.8                              Other forms of discretionary, occasional and nonrecurring remuneration

Monetary bonuses may be provided, which occasionally reward results or performance not included in the short- and long-term variable remuneration components through discretionary and nonrecurring bonuses and one-off awards. From a pay-for-performance perspective, it is believed that the payment of one-off monetary awards to particularly outstanding strategic managers because of their exceptional individual contribution, is an important method of differentiation and merit-based selection and, therefore, a method to retain excellent performers. The assessment of relevant results and the corresponding bonuses and considerations are subject to the prior examination of the Human Resources Committee and for Directors employed by the Company, the prior examination of the Board of Directors.

4.                                     THE REMUNERATION OF THE DIRECTORS

4.1                              The basic remuneration of directors

In accordance with law and the articles of association, the remuneration paid to directors for the positions they hold is determined by the Shareholders’ Meeting, and may include either the aggregate amount of remuneration to be paid or specific details on how it is to be divided among the directors. The members of the Board of Directors are entitled to reimbursement of expenses incurred by reason of their position.

4.2                              The remuneration of directors performing special duties

1.                                     The remuneration of directors performing special duties is determined by the Board of Directors, on the proposal of the Human Resources Committee, at the time of their appointment or in the first meeting that follows the Committee’s appointment, or after their appointment.

2.                                     In particular, the Board of Directors can decide, upon the favorable opinion of the Board of Statutory Auditors, to award additional remuneration supplementing the fixed remuneration which is generally determined at the Ordinary Meeting of Stockholders for the directors performing special duties at the time of their appointment (see para. 4.1 above).

3.                                     Therefore, the remuneration of directors performing special duties can be composed of: (i) an annual fixed component, which may take the special duties of the directors into consideration; and (ii) in the case of directors who are delegated specific tasks, a medium- to long-term variable component. For executive directors who are also employees of the Company, the variable remuneration component follows the above-mentioned provisions (see par. 3.3 and 3.4).

4.                                     In several cases, special positions held in companies controlled by Luxottica involve the allocation of remuneration due to the additional time commitment required.

4.3                              The remuneration of non-executive Directors

1.                                     The remuneration of non-executive Directors is not linked to the achievement of specific performance objectives on the part of the Company. Furthermore, these directors are not the recipients of medium and long-term incentive plans.

2.                                    The non-executive Directors who are members of the committees set up within the Board of Directors (namely, the Human Resources Committee and the Control and Risk Committee) receive additional remuneration for these positions, which are determined by the Board of Directors, upon the favorable opinion of the Board of Statutory Auditors.

3.                                     The additional remuneration allocated according to the above procedure is awarded on the recommendation of the Human Resources Committee, it being clearly understood that in this case each director abstains from voting on the proposals regarding his/her own remuneration.

4.4                              The remuneration of executives with strategic responsibilities

1.                                     The identification of the most significant members of the Company is carried out by the Board of Directors. The group of executives with strategic responsibilities includes the top managers in Italy and abroad.

2.                                    For executives with strategic responsibilities, the annual variable remuneration (made up of MBO and LTI incentive plans, according to the statements above) represents a significant part of overall remuneration: as a general rule, the variable remuneration as a percentage of total remuneration may vary between 50% and 70%.

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The Remuneration Policy set forth above does not significantly differ from the version submitted to the vote of the General Meeting of Stockholders on April 29, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: March 13, 2015		MICHAEL A. BOXER
Group General Counsel